UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 03 2015
Washington DC
404

15046072

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DEARBORN Capital Markets Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3065 East Corporate Edge Drive
(No. and Street)

Germantown (City) TN (State) 38138 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Van Vulpen 901-756-5226 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds, Boone & Griesback, PLC
(Name – *if individual, state last, first, middle name*)

5100 Wheelis Drive, Ste 300 (Address) Memphis (City) TN (State) 38117 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PB 3/14/15

OATH OR AFFIRMATION

I, Andrew Van Vulpen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dearborn Capital Markets Group, LLC, as of December, 31, 2014, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE CARROLL STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

My Commission Expires 02/15/2016

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Dearborn Capital Markets Group, LLC
December 31, 2014

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Dearborn Capital Markets Group, LLC
Germantown, Tennessee

We have audited the accompanying financial statements of Dearborn Capital Markets Group, LLC, a Tennessee limited liability company, (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of comprehensive income (loss), changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Dearborn Capital Markets Group, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
www.rbgcpa.com

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Dearborn Capital Markets Group, LLC's financial statements. The supplemental information is the responsibility of Dearborn Capital Markets Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Reynolds, Bone & Griesbeck PLC

Memphis, Tennessee

March 2, 2015

STATEMENT OF FINANCIAL CONDITION

Dearborn Capital Markets Group, LLC
December 31, 2014

ASSETS

Cash	$	2,884
Deposit with clearing broker		145,207
Due from broker		13,067
Corporate equity securities		32,978
Equipment, net		970
Other assets		2,231
Total Assets	$	197,337

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	2,700
Total liabilities		2,700
Member's equity		187,816
Accumulated other comprehensive income		6,821
Total Member's equity		194,637
Total Liabilities and Member's Equity	$	197,337

See notes to financial statements.

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

Dearborn Capital Markets Group, LLC
Year ended December 31, 2014

Revenues		
Commissions	$	640,665
Interest and dividend income		1,279
Realized gain on security sales		772
Other revenues		1,221
		643,937
Expenses		
Employee compensation and benefits		556,257
Clearing fees		41,434
Communications and information services		43,773
Occupancy		9,450
Regulatory fees		1,673
Professional fees		5,325
Other operating expenses		20,073
		677,985
Net loss		(34,048)
Other comprehensive income:		
Unrealized holding gains on securities available for sale:		
Unrealized holding gains on securities		889
Reclassification of unrealized gain on securities		(772)
Other comphrensive income		117
Comprehensive loss	$	(33,931)

See notes to financial statements.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Dearborn Capital Markets Group, LLC
Year ended December 31, 2014

	Member's Equity Account	Accumulated Other Comprehensive Income (Loss)	Total Member's Equity
Balance at January 1, 2014	$ 221,864	$ 6,704	$ 228,568
Net loss	(34,048)	-	(34,048)
Other comprehensive income	-	117	117
Balance at December 31, 2014	$ 187,816	$ 6,821	$ 194,637

See notes to financial statements.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Dearborn Capital Markets Group, LLC
Year ended December 31, 2014

Subordinated liabilities at January 1, 2014	$	-
Changes during year		-
Subordinated liabilities at December 31, 2014	$	-

See notes to financial statements.

STATEMENT OF CASH FLOWS

Dearborn Capital Markets Group, LLC
Year ended December 31, 2014

Cash flows from operating activities		
Net loss	$	(34,048)
Adjustments to reconcile net income to net cash used for operating activities		
Depreciation		842
Changes in operating assets and liabilities:		
Recognized gain on sale of equity securities		(772)
Deposit with clearing broker		1,932
Due from broker		8,635
Other assets		27
Accounts payable		2,700
Net cash used for operating activities		(20,684)
Cash flows from investing activities		
Adjustments to reconcile net income to net cash used for investing activities		
Purchase of equity securities		(85,038)
Sale of equity securities		91,883
Net cash provided by investing activities		6,845
Net decrease in cash		(13,839)
Cash at beginning of year		16,723
Cash at end of year	$	2,884

Supplemental cash flow disclosures:

Change in net unrealized securities gains	$	117

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Dearborn Capital Market Group, LLC (the Company), a Tennessee limited liability company formed on July 25, 2002, operates in Tennessee as a Securities and Exchange Commission (SEC) registered broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA). The Company began operations as a registered broker-dealer in May 2003.

The Company has an agreement (Clearing Agreement) with a clearing broker to clear securities transactions and perform certain record keeping functions. Safekeeping services for customer securities are provided by the clearing broker on a fully disclosed basis. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k) (2) (ii). The Clearing Agreement may be cancelled by either party 60 days after receipt of written notice.

Limited Liability Company/Income Taxes

The financial statements include only those assets, liabilities and results of operations that relate to the business of Dearborn Capital Markets Group, LLC. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the member's individual activities. As a limited liability company, the member's liability is limited to amounts reflected in its member account.

As a single-member limited liability company, the net income of the Company is not subject to federal and Tennessee income tax. The member reports the net income of the Company on the member's income tax returns.

The Company accounts for uncertain tax positions in accordance with accounting principles generally accepted in the United States of America. No amounts have been recognized or disclosed as a result of this implementation. The Company would record interest expense and penalties related to uncertain tax positions as interest expense and other operating expense, respectively. Income tax returns for 2011 and subsequent years are subject to examination by taxing authorities.

Securities Transactions

In the ordinary course of business, the Company purchases and sells various types of bonds from other dealers for its customers. All of the Company's securities transactions are recorded on the trade date, as if they had settled. Commissions are recognized on the trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Continued

Investment Securities

Corporate equity securities are classified as available for sale and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Equipment

Equipment is stated at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Material estimates, that are particularly susceptible to significant change in the near future, relate to the determination of the fair value of corporate equity securities. The fair value of corporate equity securities is obtained by management from third party providers. These valuations are subject to fluctuations caused by current market conditions and other matters. It is reasonably possible that the fair value of corporate equity securities could change materially in the near term.

Comprehensive Income

Accounting principles generally accepted in the United States of America require that revenues, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains (losses) on available for sale securities, are reported as a component of member's equity, such items, along with net income (loss), are components of comprehensive income.

Fair Value of Assets and Liabilities

Accounting principles generally accepted in the United States of America defines fair value and establishes a framework for measuring fair value. Fair value measurements apply to financial assets and liabilities recognized at fair value on a recurring basis or nonrecurring basis, as well as to non-financial assets and liabilities which are re-measured at least annually.

Accounting principles generally accepted in the United States of America establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable market data, when available, and minimizes the use of unobservable inputs when determining fair value. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Company's assumptions about the assumptions market participants would use in pricing an asset or liability based on the best information available in the circumstances.

Continued

Assets and liabilities measured at fair value are grouped into three broad levels based on the reliability of valuation inputs used to determine fair value as follows:

- Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices included in Level 1 that are observable for assets or liabilities, either directly or indirectly. These inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and modeling techniques based on inputs that are observable for the assets or liabilities.
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions that market participants would use in pricing the assets or liabilities.

The availability of observable inputs varies from product to product and is affected by a variety of factors, including the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Recent Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update (ASU) No. 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.* The update did not change the current requirements for reporting net income or other comprehensive income in financial statements. The amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under accounting principles generally accepted in the United States of America to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under accounting principles generally accepted in the United States of America to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under accounting principles generally accepted in the United States of America that provide additional detail about those amounts. The amendments in the update are effective for nonpublic entities for reporting periods beginning after December 15, 2013. In compliance with this update, the information required has been included in the statement of Comprehensive Income (Loss) and Note 2.

Subsequent Events

Management has reviewed events occurring through March 2, 2015, the date the financial statements were available to be issued. The Company has determined that there are no subsequent events that require disclosure in the financial statements.

Continued

2. CORPORATE EQUITY SECURITIES

The amortized cost and fair values of corporate equity securities, with gross unrealized gains and losses, follows:

	Available for Sale			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate Equity Securities	$ 26,157	$ 6,821	$ -	$ 32,978

Proceeds from sales of equity securities, gross realized gains and gross realized losses on such sales for the year ended December 31, 2014, were as follows:

Proceeds from sales	$ 91,883
Gross realized gains	$ 13,275
Less accumulated depreciation	(12,503)
Net realized gains	$ 772

The net realized gains of $772 are reported on the Statement of Comprehensive Income (Loss).

3. EQUIPMENT

A summary of equipment follows:

Equipment	$ 8,676
Less accumulated depreciation	7,706
	$ 970

4. NET CAPITAL REQUIREMENTS

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $183,585, which was $83,585 in excess of its required net capital of $100,000. The Company's net capital ratio was .015 to 1.

5. RELATED PARTY TRANSACTIONS

Compensation paid to the Company's member for the year ended December 31, 2014 totaled $135,556.

Continued

6. COMMITMENTS

The Company operates in premises leased on a month-to-month basis. Rent expense for the year ended December 31, 2014, was $9,450.00.

7. FAIR VALUE MEASUREMENTS

The financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 are as follows:

	Level 1	Level 2	Level 3	Fair Value
Corporate Equity				
Securities	$ 32,978	$ -	$ -	$ 32,978

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

The execution of substantially all purchases and sales of securities requires the performance of another party to fulfill the transactions. In the event that the counterparty to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the securities industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I

Dearborn Capital Markets Group, LLC
December 31, 2014

NET CAPITAL		
Total member's equity	$	194,637
Deductions and/or charges for nonallowable assets:		
Equipment, net		(970)
Other assets		(2,231)
Net capital before haircuts on securities positions		191,436
Haricuts on securities:		
Contractual securities commitments		(2,904)
Exempted securities		(4,947)
Net capital	$	183,585
AGGREGATE INDEBTEDNESS COMPUTATION		
Liabilities from Statement of financial condition - Accounts payable		
Total aggregate indebtedness	$	2,700
Percentage of aggregate indebtedness to net capital		0.015
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	100,000
Excess net capital	$	83,585
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$	63,585

The Compny's unaudited December 31, 2014, FOCUS report was amended on February 10, 2015, for an incorrect haircut calculation. The orginal FOCUS report overstated net capital and excess net capital by $2,043.

No material differences exist between the above computation of net capital under rule 15c3-1 and that filed with the Company's unaudited December 31, 2014 FOCUS report or the amended FOCUS report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 (EXEMPTION)

SCHEDULE II

Dearborn Capital Markets Group, LLC

December 31, 2014

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 (EXEMPTION)

SCHEDULE III

Dearborn Capital Markets Group, LLC

December 31, 2014

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Dearborn Capital Markets Group
Germantown, Tennessee

We have reviewed management's statements, included in the accompanying Dearborn Capital Markets Group, LLC's Exemption Report, in which (1) Dearborn Capital Markets Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Dearborn Capital Markets Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Dearborn Capital Markets Group, LLC stated that Dearborn Capital Markets Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Dearborn Capital Markets Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dearborn Capital Markets Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) 17 C.F.R. §240.15c3-3(k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Reynolds, Bone & Griesbeck PLC

Memphis, Tennessee

March 2, 2015

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
www.rbgcpa.com

Dearborn Capital Markets Group, LLC

Exemption Report

Dearborn Capital Markets Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§ 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of my knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3 (k)(2)(ii).

> Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I swear (or affirm) that to my best knowledge and belief, this Exemption Report is true and correct.

By: Andrew C. Van Vulpen

[signature] 3/2/15

President

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Member
Dearborn Capital Markets Group, LLC
Germantown, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Dearborn Capital Markets Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Dearborn Capital Markets Group, LLC's compliance with the applicable instructions of Form SIPC-7. Dearborn Capital Markets Group, LLC's management is responsible for Dearborn Capital Markets Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the July 24, 2014 assessment payment in Form SIPC-7 of $978.74 with respective cash disbursement records entries and cancelled checks, noting no differences. We were not able to compare the second payment of $771.90 to a cancelled check or disbursement entry as there was no supporting documentation provided;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting line 2c.(5) was presented as $839 (which agreed to the FOCUS); but did not agree to the general ledger by $50, and line 2c.(8) was presented as $1,818, which did not agree to the FOCUS or the general ledger by $682;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the general ledger amounts used to perform the calculation, noting the same differences in step 2 above;

4. Proved the arithmetical accuracy of the amounts reported in Form SIPC-7 and in the related schedules and the general ledger noting the same differences in step 2 above;

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
www.rbgcpa.com

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no overpayments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds, Bone & Griesbeck PLC

Memphis, Tennessee

March 2, 2015

SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS

Dearborn Capital Markets Group, LLC
Year ended 12/31/2014

General assessment per Form SIPC-7	$	1,595
Payments per Form SIPC-7		
July 27, 2014	$	979
February 21, 2015		616
	$	1,595

See Independent Accountants Agreed Upon Procedures Report of Schedule of Assessments and Payments (Form SIPC-7).

DEARBORN CAPITAL MARKETS GROUP, LLC

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

December 31, 2014